VENECREDIT SECURITIES, INC.

Member SIPC / NASD

April 1, 2024

Securities and Exchange Commission
Division of Trading and Markets
Attn: Audited Broker-Dealer Annual Reports
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Reference: Annual Audit Fiscal Year 2023
                    Venecredit Credit Securities, Inc. (8-53425 / 114419)

Dear Sirs,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to the Commission no more than 60 calendar days following the firm's fiscal year end December 31, 2023.

Also please note, you will find the notarized front cover form X-17A-5 Part III Oath of Affirmation where the documents included in the firm's Annual Audit Report are listed.

If more information is needed please let us know.

Thank you for your very kind attention,



George F. Valle, CCO/FINOP

Cc. Alvaro Frias, CEO